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06004485

AB 34082

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Rd., Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoff Havre 480-951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta, CPA, PC
(Name – *if individual, state last, first, middle name*)

11333 N. Scottsdale Rd., #130, Scottsdale, AZ 85254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Kristi Brady
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18th, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***See Note F to the Financial Statements.

Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiaries

BD# 16507

December 31, 2005

CONTENTS

	Page
Annual Audited Report Form X-17A-5 Part III	3
Independent Auditors' Report	5
Financial Statements	
Consolidated Statement of Financial Condition	6
Consolidated Statement of Income	8
Consolidated Statement of Changes in Shareholders' Equity	9
Consolidated Statement of Cash Flows	10
Notes to Financial Statements	12
Additional Information	
Consolidated Schedule of General and Administrative Expenses	23
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers (Unconsolidated) Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	24
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	25

R.C. Acosta, CPA, PC
Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Financial Equity Corporation and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta, CPA, PC

Scottsdale, Arizona
February 24, 2006

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	14,724
Accrued Client Settlements		90,000
Other Accrued Expenses		120,925
Total Current Liabilities		225,649
LONG-TERM LIABILITIES		
COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS' EQUITY		
Common Stock, $.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding		1,000
Paid In Capital		50,792
Minority Interest		1,245
Retained Earnings		1,220,962
Total Shareholders' Equity		1,273,999
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,499,648

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Income
For the Year Ended December 31, 2005
(See Independent Auditors' Report)

REVENUES		
Commissions -		
Trading	$	4,965,377
Insurance		633,906
Limited Partnerships		106,893
Mortgages		84,481
Investment Advisory Fees		1,108,825
Sales Commissions - Real Estate Products		474,736
Net Investment Gains (Losses) - Realized		92,931
Net Investment Gains (Losses) - Unrealized		(162,665)
Other Income		177,656
Total Revenues		7,482,140
OPERATING EXPENSES		
Clearing Charges		358,325
Commissions and Bonuses		3,942,487
General and Administrative		3,043,375
Advertising		12,631
Total Operating Expenses		7,356,818
Income From Operations		125,322
OTHER INCOME (EXPENSE)		
Interest Income		30,074
Interest Expense		(7,572)
Total Other Income (Expense)		22,502
INCOME PRIOR TO MINORITY INTEREST		147,824
LESS MINORITY INTEREST		(36,055)
NET INCOME	$	111,769

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2005
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Members Equity - Minority Interest	Retained Earnings
Balance December 31, 2004	$ 1,000	$ 50,792	$ 1,265	$ 1,172,013
Net Income			36,055	111,769
Shareholder/Member Distributions			(36,075)	(62,820)
Balance December 31, 2005	$ 1,000	$ 50,792	$ 1,245	$ 1,220,962

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2005
(See Independent Auditors' Report)

Cash Flows from Operating Activities:	
Income Prior to Minority Interest	$ 147,749
Adjustments to Reconcile Net Income to Net Cash Provided by (Used) in Operating Activities:	
Depreciation	19,836
Unrealized (Gain)/Loss on Sale of Marketable Securities	162,665
(Increase) Decrease in Deposits with Clearing Organizations	(478)
(Increase) Decrease in Marketable Securities	155,529
(Increase) Decrease in Due from Correspondent Brokers	17,633
(Increase) Decrease in Commissions Receivable	16,811
(Increase) Decrease in Advances - Employees	2,125
(Increase) Decrease in Accounts Receivable	(986)
(Increase) Decrease in Prepaid Expenses	(11,844)
(Increase) Decrease in Interest Receivable - Shareholders	(2,489)
(Increase) Decrease in Interest Receivable - Affiliate	(3,121)
(Increase) Decrease in Notes Receivable	45,000
(Increase) Decrease in Interest Receivable - Other	20,398
(Increase) Decrease in Deposits	(2,396)
Increase (Decrease) in Accounts Payable	(14,205)
Increase (Decrease) in Margin Account Payable	(272,998)
Increase (Decrease) in Due to Employees	(1,823)
Increase (Decrease) in Accrued Client Settlements	90,000
Increase (Decrease) in Other Accrued Expenses	16,877
Total Adjustments	236,534
Net Cash Provided by (Used) in Operating Activities	384,283

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2005
(See Independent Auditors' Report)

Cash Flows from Investing Activities:	
Payments for Advances to Shareholders (net)	(68,923)
Payments for Advances - Affiliate (net)	(53,010)
Purchase of Property and Equipment	(10,348)
Net Cash Provided by (Used) in Investing Activities	(132,281)
Cash Flows from Financing Activities:	
Payment of Member Distributions	(62,820)
Payment for Distribution to Minority Interest in Subsidiary	(36,055)
Payments on Capital Lease Obligation	(14,531)
Net Cash Provided by (Used) in Financing Activities	(113,406)
Net Increase in Cash and Cash Equivalents	138,596
Cash and Cash Equivalents at Beginning of Year	353,412
Cash and Cash Equivalents at End of Year	$ 492,008
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 7,572

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiaries, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona and Tucson, Arizona. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. MFF is approved and regulated by the State Banking Department of Arizona. The managing member for MFF is FFEC.

FFEC's majority-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) (FFEC IM) engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is Richard Saine (minority member).

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C.

Principles of Consolidation

FFEC is the sole owner of the membership interest of its wholly owned subsidiary, MFF, and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

During the year, First Financial Equity Corporation (FFEC) acquired a 51% membership interest of its subsidiary, FFEC Insurance Marketing, L.L.C. (FFEC IM), and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as a decrease to income prior to minority interest on the consolidated statement of income.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
December 31, 2005
(See Independent Auditors' Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Bad Debts

The Company uses the direct write-off method regarding accounts receivable and loans receivable. For the year ended December 31, 2005, the Company had bad debts of $85,394 from uncollectible loans receivable as described in Note C.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Securities owned are classified as trading securities and recorded at published market value or at estimated fair market value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in, first out method to identify the basis of the securities sold. For purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2005 was $19,837.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2005, the Company had no open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance and limited partnerships for initial investments and transfers also know as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives investment advisory fees monthly but are recognized as earned on a pro rata basis over the term of the contract. The Company also receives commissions from the placement of residential mortgages with financing institutions. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $12,631 for the year ended December 31, 2005.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF and FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF and FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2005:

Due to/from Related Parties:

Advances – Affiliate		$ 158,540
Loans to Shareholders		
George Fischer	$ 60,829	
Ross Sindelar	32,986	
		$ 93,815
Interest Receivable – Shareholders		
George Fischer	$ 1,962	
Ross Sindelar	2,070	
		$ 4,032
Interest Receivable – Affiliate		$ 9,462
Interest Income – Shareholders' Portion		
George Fischer	$ 1,962	
Ross Sindelar	2,070	
		$ 4,032
Interest Income – Affiliate's Portion		$ 9,462

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership.

During the year FFEC made lease payments on an automobile that is being sub-leased to Ross Sindelar. Payments made by FFEC are being reimbursed by Mr. Sindelar. See Note E – Commitment and Contingencies for Operating Leases for additional information.

NOTE C – NOTES RECEIVABLE

The Company loaned money to OneSource Technologies, Inc., an unrelated party, as evidenced by two unsecured promissory notes with a combined amount of $45,000 payable on demand with interest to be paid at 10% per annum. The balance of the loans due from OneSource Technologies, Inc. as of October 31, 2005 was $45,000 and interest receivable on that loan was $24,148. On September 28, 2005, OneSource Technologies, Inc. stated in an 8-K filing with the SEC that its ability to continue operations was doubtful. Therefore, the entire receivable of $69,148 was written off in October, 2005.

NOTE D – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2005, the Company had unconsolidated shareholders' equity of $1,291,564. FFEC had net capital of $811,652, which was $561,652 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2005 was $ 224,653.

NOTE E – COMMITMENTS AND CONTINGENCIES

Capital Lease

The Company entered into a capital lease agreement with Great American Leasing to acquire computer equipment effective June 26, 2001 with a present value of $27,452. The effective interest rate was 12.631%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The Company entered into an amendment to the capital lease that was executed on December 26, 2001 with a present value of $33,523. The obligation relating to this amendment and the related asset was recorded on the books for the Company when the equipment was placed in service during January 2002.

The Company entered into a capital lease agreement with Capital Wealth Management to acquire office furniture effective January 1, 2004 with a present value of $8,856. The effective interest rate was 6%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The following is an analysis of the leased assets included in property and equipment at December 31, 2005.

Equipment	$ 60,975
Office Furniture	8,422
Total Cost	69,397
Less: Accumulated depreciation	(59,947)
	$ 9,450

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Capital Lease (continued)

Total payments made in year ended December 31, 2005 were $13,897 of which $518 was interest expense and $13,379 was applied to principal balance. The entire lease obligation was satisfied during the year ended December 31, 2005.

Operating Leases

The Company has entered into a lease agreement for office space from CDM terminating June 30, 2011. The Company also entered into a lease agreement for office equipment terminating May 29, 2008 as well as a lease agreement for an automobile terminating July 16, 2007. The Company has a verbal agreement to sub-lease office two spaces in Sun City, Arizona on a month to month basis. The rents for the two offices are $679 and $845 per month.

Total rent expense paid for the year is as follows:

CMD Properties, Inc.	$ 532,348
Heritage Palms	8,418
Sun City Home Tax Service	8,148
De Lage Laden Financial Services	17,140
Wells Fargo	4,235
NEO Post	2,522
Infinity Financial Services	7,449
Total Rents	580,260
Less Amount Charged to Shareholder	(7,449)
Total Rent Expense Paid	$ 572,811

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2006	$ 590,575
2007	645,700
2008	652,893
2009	652,893
2010	652,893
2011 and beyond	326,446
	$ 3,521,400

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

Total rent expense for the year ended December 31, 2005 was $600,801, which includes an adjustment of $27,990 for straight line amortized rent.

Litigation

In December, 2003, a claim was filed by FFEC in superior court in Maricopa County, Arizona as plaintiff seeking damages and repayment of indebtedness related to the shut down and closure of E-BIZ Enterprises, Inc. (E-BIZ) as agent for the benefit of noteholders who had secured investments in E-BIZ. On January 8, 2005 certain defendants in the above mentioned claim filed a counterclaim against FFEC and George Fischer personally, asserting claims for negligent misrepresentation and promissory estoppel for unspecified damages. The Company believes: a) this claim has no merit, b) the chance of being found guilty is remote, and c) it will aggressively defend its position.

In September, 2004, FFEC filed a NASD Arbitration against two former brokers for "raiding" FFEC customers after resigning from FFEC. In January, 2005, the Defendants in this Arbitration filed a counterclaim against FFEC and George Fischer personally, asserting claims for breach of contract, negligent misrepresentation, interference with business relations and defamation. This dispute was resolved in favor of First Financial Equity Corporation and George Fischer during 2005.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2005 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $255,311 as of December 31, 2005.

Investment in Limited Liability Company-Consolidation

FFEC owns a 100% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) and a 51% interest in FFEC Insurance Marketing, L.L.C. (an Arizona Limited Liability Company).

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Investment in Limited Liability Company-Consolidation (continued)

The following information summarizes the activity of the limited liability companies through December 31, 2005:

	Mortgages at First Financial, L.L.C.	FFEC Insurance Marketing, L.L.C.	Total
Total assets	$ 4,717	$ 1,000	$ 5,717
Total liabilities	(10,782)	-	$ (10,782)
Net assets/(liabilities in excess of assets)	$ (6,065)	$ 1,000	$ (5,065)
Revenues	$ 84,481	$ 286,264	$ 370,745
Net Income (Loss)	$ (4,970)	$ 93,488	$ 88,518
Company's Interest:			
Share of net income	$ (4,970)	$ 57,433	$ 52,463
Advances to limited liability company	$ 9,686	$ -	$ 9,686
Equity in net assets	(6,065)	1,000	(5,065)
Net (liabilities in excess of assets) and equity in limited liability company	$ 3,621	$ 1,000	$ 4,621

FFEC IM members have entered into an agreement to allocate income based upon special allocations based upon which member generated the related revenue.

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2005 of 3.49%. The NASD requires that the clearing organization keep this security in a separate clearing account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amount reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations

The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Marketable Securities

The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

The change in the net unrealized holding gain for the year, which is included in income from operations, is as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Marketable Securities	$ 408,085	$ 332,935	$ (75,150)
Net Investment Gains (Losses) – Unrealized			$ (162,665)

Capital Lease Obligation

The carrying amount in the Consolidated Statement of Financial Condition for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE I - SUBSEQUENT EVENTS

The Company has made an application to increase the number of allowable brokers to 90, and the Company is analyzing the feasibility of opening an additional office.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2005
(See Independent Auditors' Report)

Bad Debt Expense	$	85,394
Bank Charges		254
Bonding Fees		6,032
Business Promotion		5,560
Compliance Expense		17,463
Client Settlements		90,034
Depreciation Expense		19,837
Dues and Subscriptions		26,927
Employee Leasing		1,470,462
Information Systems Expense		125,500
Insurance Expense		9,086
Licenses and Regulatory Fees		79,953
Meals and Entertainment		35,321
Mortgage Loan Processing Fees		4,981
Office Expense		195,561
Outside Services		55,213
Postage and Delivery Service		35,539
Professional Fees		69,881
Reimbursed Expenses - Employees		9,138
Rent		600,801
Repairs and Maintenance Expense		31,199
Telephone Expense		65,881
Transaction Fees		40
Travel		3,318
Total General and Administrative Expenses	$	3,043,375

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2005

NET CAPITAL		
Total Shareholders' Equity Qualified for Net Capital	$	1,291,564
Adjustments to Shareholders' Equity		
Deductions and/or Charges - Total Non-Allowable Assets		
Net of Related Liabilties		(408,441)
Security Adjustment - Short Haircut Position		(56,450)
Undue Concentration - Short Haircut Position		(15,021)
Total Adjustments to Shareholders' Equity		(479,912)
Net Capital	$	811,652
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	224,653
Total Aggregate Indebtedness	$	224,653
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - greater of $250,000 or 66 2/3 % of aggregate indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		.28 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	848,663
Net Audit Adjustments		
Increase in Rent Payable		(27,990)
Increase in Accounts Payable		(8,301)
Other Audit Adjustments		(720)
Total Audit Adjustment		(37,011)
Net Capital, per above	$	811,652

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiaries (the Company) for the year ended December 31, 2005, on which we issued our report dated February 24, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule l7a-8(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta, CPA, PC

R. C. Acosta, CPA, PC
Scottsdale, Arizona
February 24, 2006